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November 29, 2016

Lulu Cheng, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Rialto Commercial Mortgage Securities, LLC Registration Statement on Form SF-3 Filed September 26, 2016 File No. 333-213805

Dear Ms. Cheng:

We are counsel to Rialto Commercial Mortgage Securities, LLC (the “Registrant”). We have reviewed your letter dated October 21, 2016 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s registration statement (File No. 333-213805) on Form SF-3 as initially filed on September 26, 2016. We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 1”) submitted herewith.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses. References to page numbers in the Amendment No. 1 are to the marked version.

Frank Polverino   Tel +1 212 504 6820  Fax +1 212 504 6666    frank.polverino@cwt.com

Lulu Cheng, Esq.
November 29, 2016

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3.

The Registrant confirms that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The Registrant does not have any affiliates that have offered any class of asset-backed securities involving the same asset class contemplated by Amendment No. 1.

2.	Please file the remainder of your required exhibits with your next amendment, including the forms of legality and tax opinions. If you are not in a position to file your legality and tax opinions with the next amendment, please provide draft copies for our review.

The Registrant has filed the remainder of its required exhibits with the Amendment No. 1.

3.	Please confirm that all revisions made in the prospectus in response to our comments will be applied to the applicable transaction documents, as necessary. Please file your revised exhibits in an amendment prior to effectiveness.

The Registrant confirms that all revisions made in the prospectus in response to the Commission’s comments were applied to the applicable transaction documents as needed.

4.	We note that footnote 2 to the Calculation of Registration Fee table on the cover of your registration statement indicates that you are registering an “additional” amount of securities, and that you also include a note referring to the utilization of registration fees paid in connection with “the prior registration statement.” Please revise your disclosure to remove, or clarify the meaning of, the references to “additional” securities and “the prior registration statement.”

The registrant has revised (i) footnote 2 to the Calculation of Registration Fee table to delete the reference to “additional” securities and (ii) the Note to Calculation of Registration Fee table on the prospectus cover page to delete the reference to “the prior registration statement.”

Lulu Cheng, Esq.
November 29, 2016

5.	We note also that you intend to defer payment of registration fees pursuant to Securities Act Rules 456(c) and 457(s). Please revise your prospectus cover page to include a Calculation of Registration Fee table to be updated at the time of each Rule 424(h) prospectus to state the amount of securities being registered and the amount of the fee paid in connection with the offering. Refer to Securities Act Rule Rules 456(c) and 457(s) and Note 2 to the “Calculation of Registration Fee” Table of Form SF-3.

The Registrant has updated the prospectus cover page to include a Calculation of Registration Fee table to be updated at the time each Rule 424(h) prospectus is filed to state the amount of securities being registered and the amount of the fee paid in connection with the related offering.

Form of Prospectus

Front Cover

6.	We note your statement that “[c]redit enhancement will be provided [solely] by certain classes of subordinate certificates” (emphasis added). However, your disclosure on page 41 states that “[o]ther than the subordination of certain classes of certificates . . . no other form of credit enhancement will be available for the benefit of the holders of the offered certificates.” Please remove the brackets on the front cover or reconcile these statements.

The Registrant has modified the cover page of the form of prospectus in response to the Staff’s comment.

7.	We also note your bracketed disclosure on page 53 and elsewhere throughout your prospectus regarding a possible interest rate or currency swap or other derivative instrument. Please revise the placeholder on the cover page of the prospectus to indicate that you will provide a brief description of the swap contract or other derivative instrument and the identity of the applicable counterparty for each applicable derivative instrument. Refer to Item 1102(h) of Regulation AB.

The Registrant has modified the cover page of the form of prospectus in response to the Staff’s comment.

Lulu Cheng, Esq.
November 29, 2016

Summary of Terms

[Primary Servicer, page 25

8.	Please revise your bracketed placeholder to indicate that you will identify and provide information about the roles for each affiliated primary servicer and each unaffiliated primary servicer that services 10% or more of the pool of assets as contemplated by Item 1108(a)(2) of Regulation AB. Please note that the 20% threshold in Item 1108(a)(3) applies to the additional disclosure required under Items 1108(b)-(e) of Regulation AB. Refer to Item 1103(a)(1) and Item 1108(a) of Regulation AB.

The Registrant has modified the bracketed placeholder under the Primary Servicer heading of the Summary of Terms in response to the Staff’s comment.

[Swap Counterparty, page 29

9.	Please revise your bracketed disclosure to state that you will provide the disclosure required by Item 1115 of Regulation AB, rather than Item 1114 of Regulation AB, as Item 1115 contains the disclosure requirements applicable to the contemplated derivative agreements.

The Registrant has modified the bracketed placeholder under the Swap Counterparty heading of the Summary of Terms in response to the Staff’s comment.

[Certain Variances from Underwriting Standards, page 50

10.	We note your cross-reference to a description of underwriting guidelines under “Transaction Parties—The Sponsors and Mortgage Loan Sellers.” Please revise your prospectus summary to provide summary disclosure about the underwriting guidelines used by the originator(s) in addition to the cross-reference. Refer to Instruction to Item 1103(a)(2) of Regulation AB.

The Registrant notes that Instruction to Item 1103(a)(2) does not require summary disclosure about the underwriting guidelines used. This Instruction provides that “what is required is summary disclosure tailored to the particular asset pool backing the asset-backed securities” . . . “. . . summary disclosure may include, among other things, statistical information of: the types of underwriting or origination programs. . . .” The Registrant notes that the example provided in the Instruction focuses on statistical information of the types of underwriting or origination programs used. This type of disclosure may be useful for investors if the asset type backing the security has underwriting or origination programs that are readily

Lulu Cheng, Esq.
November 29, 2016

understood by the market. An example of this would be for residential mortgage-backed securities (“RMBS”), where the underlying mortgage loans could be originated under a “Prime,” “Sub-Prime,” “Alt. A,” “Non-Prime,” “Conforming,” “Super-Conforming,” or other program type. For this RMBS scenario, a brief table in the summary of a prospectus providing statistical information on how many loans were originated under each program could be relevant to investors. However, in the CMBS market, there are no such standard categories of underwriting or origination programs that are typically used in the market. As such, the Registrant does not believe that summary disclosure providing for “Statistical information of: the types of underwriting or origination programs” would be applicable disclosure in the prospectuses of its offerings.

Risk Factors, page 57

11.	Please confirm that the prospectus for each takedown will include only those risk factors that are applicable to the transaction and that such risk factors will be limited to only the most significant risks. Refer to Item 503(c) of Regulation S-K.

The Registrant confirms that the prospectus for each takedown will include only those risk factors that are applicable to the transaction and that such risk factors will be limited to only the most significant risks.

12.	It appears that some of your risk factors are general statements of fact, rather than a discussion of the risks associated with your offering. Your risk factors section should be a discussion of the most significant factors that make your offering speculative or risky and you should place risk factors in context so your readers can understand the specific risk as it applies to your offering. Refer to SEC Release No. 33-7497. As an example, consider the risk factor, “Potential Conflicts of Interest of the Master Servicer and the Special Servicer” on page 111. It is unclear from this statement what the risk to the investor is. (Note that this is only one example, and our comment applies to the entire risk factors section.) Please revise your risk factors, including risk factor subheadings, as necessary to provide the context needed to understand the risks disclosed. Refer to Item 503(c) of Regulation S-K.

The Registrant has modified the risk factors section in response to the Staff’s comment.

Lulu Cheng, Esq.
November 29, 2016

Risks Relating to the Mortgage Loans

Limited Information Causes Uncertainty, page 89

13.	We note your disclosure that “additional ongoing information” regarding the offered certificates may not be available through any source other than the periodic reports to certificateholders, and that the limited nature of available information may adversely affect liquidity. Please revise your disclosure to clarify what is meant by “additional ongoing information” that will not be included in the periodic reports, and explain why the absence of such information would make your offering speculative or risky.

The Registrant has deleted the applicable sentence in this risk factor in response to the Staff’s comment.

The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us . . . , page 91

14.	We note your statement that you, as depositor, have not conducted a review or re-underwriting of the mortgage loans that were sold to you by the sponsors. We also note the description on page 208 of your review of the Rialto Mortgage Loans. It is not clear from this disclosure how you will comply with Rule 193 for the loans that were sold to you by the other sponsors. Please revise your risk factor disclosure and the disclosure about your asset review to describe the asset review process that will be undertaken with respect to the mortgage loans that are in the pool that are not Rialto Mortgage Loans. Refer to Securities Act Rule 193 and Item 1111(a)(7) of Regulation AB.

Rule 193 requires that the asset review be conducted by the issuer of the asset-backed securities. The adopting release of Rule 193 provides that the issuer, for purposes of this rule, is the depositor or sponsor of the securitization. The form of prospectus is drafted to describe the asset review as having been conducted by the sponsor(s) of the securitization. Page 209 of the form of prospectus under the heading “Transaction Parties—The Sponsors and Mortgage Loan Sellers—Rialto Mortgage Finance, LLC—Rialto Mortgage’s Underwriting Standards and Loan Analysis” provides disclosure in accordance with Item 1111(a)(7) of Regulation AB with respect to the Rule 193 review conducted by Rialto Mortgage Finance, LLC (“RMF”), in its capacity as a sponsor. If there are multiple sponsors for a given issuance, each sponsor will conduct its own asset review that complies with Rule 193 and the related prospectus will provide for the Item 1111(a)(7) disclosure in each other sponsor’s disclosure section comparable to the disclosure set forth for RMF in the form of prospectus.

Lulu Cheng, Esq.
November 29, 2016

Static Pool Data Would Not Be Indicative of the Performance of this Pool, page 92

15.	We note that you do not intend to provide static pool data. It is unclear why you have included a risk factor describing factors an investor should take into account when reviewing static pool information. It appears that this risk factor does not describe a risk related to your offering and should be deleted. If you believe, however, that investors should review static pool data subject to these factors, then please revise to provide the static pool information.

The Registrant has deleted this risk factor . The Registrant has added similar disclosure under the heading “Description of the Mortgage Pool—No Static Pool Information” in response to Item 1105(c) of Regulation AB.

Description of the Mortgage Pool

General, page 138

16.	We note your disclosure on page 139 that “a Mortgage Loan will be considered secured by a multifamily property or properties if each multifamily property consists of a single parcel or two or more contiguous or non-contiguous parcels that have an aggregate of five or more residential rental units that are collectively managed and operated.” This suggests that loans that would not satisfy the definition of “commercial real estate loan” under Regulation RR, such as the loans found in single-family rental securitizations, could be included in the asset pool. Please confirm that, if such loans are included in the asset pool, the sponsor will hold risk retention pursuant to Rule 4 of Regulation RR (standard risk retention), rather than through a third-party purchaser pursuant to Rule 7 of Regulation RR, or else revise your disclosure as appropriate to avoid the implication that the asset pool could include loans that would not satisfy the definition of “commercial real estate loan” under Regulation RR.

The Registrant confirms that if loans that would not satisfy the definition of “commercial real estate loan” under Regulation RR are included in the asset pool, risk retention will be held pursuant to Rule 4 of Regulation RR (standard risk retention), rather than through a third-party purchaser pursuant to Rule 7 of Regulation RR.

Lulu Cheng, Esq.
November 29, 2016

Additional Information, page 202

17.	We note your bracketed disclosure stating that you will file asset-level information on Form ABS-EE. Please confirm the following with respect to the asset-level information you will file:

●	That at the time of filing your preliminary prospectus, the asset-level disclosure will be delivered to investors as part of the prospectus. Refer to Securities Act Rule 424(h) and Exchange Act Rule 15c2-8

The Registrant confirms that at the time of filing each preliminary prospectus, the asset-level disclosure will be delivered to investors as part of the prospectus.

●	That the Form ABS-EE filed incorporated into any prospectus will include all applicable data points and comply with the guidance provided in Information for Form ABS-EE Filings, available on the Division’s website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

The Registrant confirms that the Form ABS-EE filed and incorporated into any prospectus will include all applicable data points and comply with the guidance provided in Information for Form ABS-EE Filings.

●	That each data point included in Form ABS-EE will conform to the definition of each item requirement.

The Registrant confirms that each data point included in Form ABS-EE will conform to the definition of each item requirement.

●	That, if additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, you will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

The Registrant confirms that, if additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, it will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

Lulu Cheng, Esq.
November 29, 2016

Transaction Parties

The Sponsors and Mortgage Loan Sellers

Rialto Mortgage Finance, LLC

Rialto Mortgage’s Securitization Program, page 203

18.	Please revise to describe the sponsor’s material roles and responsibilities in the securitization program, including Rialto Mortgage’s roles in pooling and servicing the assets and structuring the transaction. Please also confirm that similar disclosure will be provided for any other sponsor of an offering, as applicable. Refer to Item 1104(d) of Regulation AB.

The Registrant has modified the language under the heading “Rialto Mortgage’s Securitization Program” in response to the Staff’s comment. The Registrant confirms that similar disclosure will be provided for any other sponsor of any offering.

Rialto Mortgage’s Underwriting Standards and Loan Analysis, page 203

19.	We note various references throughout your disclosure to the origination or acquisition of mortgage loans by Rialto Mortgage. Please revise your disclosure here, and throughout your prospectus as necessary, to include a description of the solicitation, credit-granting or underwriting criteria used to acquire (rather than originate) any pool assets, and the extent to which such policies and criteria are or could be overridden. Refer to Item 1111(a)(3) of Regulation AB.

The Registrant has revised the disclosure under the heading “Rialto Mortgage’s Underwriting standards and Loan Analysis” in response to the Staff’s comment.

Lulu Cheng, Esq.
November 29, 2016

Review of Mortgage Loans for Which Rialto Mortgage is the Sponsor—Data Comparison and Recalculation, page 209

20.	We note your disclosure that you have engaged a third party to perform certain aspects of due diligence for the asset pool. Please confirm that, if you or an underwriter obtains a due diligence report from a third-party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G to the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter has obtained. Refer to Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).

The Registrant confirms that if it or an underwriter obtains a due diligence report from a third-party provider, it or the underwriter, as applicable, will furnish a Form ABS-15G to the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report the Registrant or the underwriter has obtained.

The Asset Representations Reviewer, page 218

21.	We note your cross-reference to the section titled “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties” for a description of the material affiliations between the asset representations reviewer and other transaction parties. Please confirm, and revise your prospectus as necessary to clarify, that the asset representations reviewer will not be affiliated with any sponsor, depositor, servicer, or trustee of the transaction, or any of their affiliates at all times throughout the lifetime of the transaction. Please also confirm that the asset representations reviewer will not be the same party or an affiliate of any party hired by the sponsor or underwriter to perform pre-closing due diligence work on the pool assets. Refer to Item 1101(m) of Regulation AB.

The Registrant has revised the form of prospectus to clarify that the asset representations reviewer will not be affiliated with any sponsor, depositor, servicer or trustee of the transaction or any of their affiliates at all times throughout the lifetime of the transaction in response to the Staff’s comment. The definition of Eligible Asset Reviewer also prohibits these affiliations. The Registrant confirms that the asset representations reviewer will not be the same party or an affiliate of any party hired by the sponsor or underwriter to perform pre-closing due diligence work on the pool assets.

Lulu Cheng, Esq.
November 29, 2016

[Credit Risk Retention]

General, page 219

22.	Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rules 4(c)(1)(ii) and (c)(2)(ii) of Regulation RR.

The Registrant confirms that each sponsor will provide any required post-closing disclosure in accordance with the risk retention requirements by filing that information on Form 10-D within a reasonable period of time after the closing of any securitization.

[Qualifying CRE Loans], page 231

23.	Please confirm that you will file the certification relating to qualifying CRE loans if you intend to use the exemption under the risk retention rules. Refer to Rule 17(a)(10) of Regulation RR.

The Registrant confirms that it will file the certification relating to qualifying CRE loans if the Registrant intends to use the exemption under the risk retention rules.

Description of the Certificates

Reports to Certificateholders; Certain Available Information

Certificate Administrator Reports, page 254

24.	Please confirm and revise to clarify that, after the November 23, 2016 compliance date, the asset-level information required by Item 1125 of Regulation AB will be filed on Form ABS-EE at the same time as, and incorporated by reference into, the Form 10-D. Refer to Item 1111(h) of Regulation AB and General Instruction D.3(a) of Form 10-D. Please also tell us if the asset-level information will be included in the distribution statements provided to certificateholders after the compliance date.

The Registrant has modified the language under the heading Certificate Administrator Reports in response to the Staff’s comment. The Registrant also confirms that, after the November 23, 2016 compliance date, the asset-level information required by Item 1125 of Regulation AB will be filed on Form ABS-EE at the same time as, and incorporated by reference into, the Form 10-D. The asset-level information will not be included in distribution statements provided to certificateholders after the compliance date.

Lulu Cheng, Esq.
November 29, 2016

Information Available Electronically, page 259

25.	Please revise the list of “SEC EDGAR filings” to include the Form ABS-EE for offerings after the asset-level disclosure compliance date. Please also revise the disclosure in the section titled “Where You Can Find More Information” on page 446 to indicate that the Forms ABS-EE will be filed and available.

The Registrant has revised the list of “SEC EDGAR filings” and the disclosure in the section titled “Where You Can Find More Information” in response to the Staff’s comment.

26.	We note your disclosure on page 260 that the certificate administrator will make available to specified parties via its website notice of resignation or termination of the asset representations reviewer and notice of the acceptance of appointment by the successor asset representations reviewer. Please revise your disclosure where appropriate to state that such notice will also be provided to investors in a timely Form 10-D filing.

The Registrant has revised the disclosure in response to the Staff’s comment.

Delivery, Form, Transfer and Denomination—Book-Entry Registration, page 264

27.	We note your disclosure that “certificateholders” of the certificates will be Cede &Co., as nominee of DTC and that certificate owners are only permitted to exercise their rights indirectly through DTC. Please revise your prospectus and the relevant transaction documents throughout as necessary to clarify that, for purposes of the asset representations review and investor communication shelf-eligibility requirements under General Instructions I.B.1(b) and (d) of Form SF-3, a “certificateholder” is the beneficial owner of the certificate, rather than Cede & Co. or DTC.

The Registrant has revised the form of prospectus in response to the Staff’s comment.

Pooling and Servicing Agreement

The Asset Representations Reviewer—Asset Review—Asset Review, page 348

28.	We note your disclosure that once an Asset Review of a Mortgage Loan is completed, no further Asset Review will be required of that Mortgage Loan. To the extent an asset representations review was conducted previously with respect to a Mortgage Loan, we do not object if such loan is not included in any further asset representations reviews, unless either such loan is the subject of a representation or warranty as of a date after the completion of the prior asset representations review or the asset representations reviewer has reason to

Lulu Cheng, Esq.
November 29, 2016

believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. Also refer to Section V.B.3(a)(2)(c)(i)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (Sep. 4, 2014). Please also revise your transaction documents where appropriate.

The Registrant notes that all representations and warranties with respect to the Mortgage Loans included in any issuance will only be made as of the closing date of such issuance. Accordingly, it will not be possible for a Mortgage Loan to be the subject of a representation or warranty as of a date after the completion of a prior asset representations review. With respect to the Staff’s second point regarding the manner in which the asset representations review was conducted, the Registrant has revised the form of prospectus in response to the Staff’s comment.

Limitation on Rights of Certificateholders to Institute a Proceeding, page 373

29.	We note your disclosure regarding various limitations on the rights of certificateholders to institute proceedings with respect to the pooling and servicing agreement and the certificates. We also note your disclosure on page 266 that Certificate Owners will be entitled to receive or have access to notices and information and to exercise certain rights as holders of beneficial interests in the certificates through the certificate administrator and the trustee to the extent described in certain enumerated sections of your prospectus, including the “Limitation on Rights of Certificateholders to Institute a Proceeding” section. Please revise your disclosure as necessary to clarify that these limitations will not apply to the exercise by investors (including Certificate Owners) of their rights pursuant to the investor communication, asset representations review and dispute resolution shelf-eligibility requirements in General Instruction I.B.1(b), (c), and (d) of Form SF-3. Alternatively, please advise.

The Registrant has revised the form of prospectus in response to the Staff’s comment.

Lulu Cheng, Esq.
November 29, 2016

Exhibits

Annexes A-1, A-2, A-3, B, C, D-1, D-2 and E

30.	Please revise to include language which indicates that these annexes are specifically incorporated into the prospectus.

The Registrant has revised the language under the heading “Important Notice Regarding the Offered Certificates” in response to the Staff’s comment.

Exhibit 4.1 – Form of Pooling and Servicing Agreement

Section 8.02(iii), page 344

31.	Section 8.02(iii) provides that “[n]either the Trustee nor the Certificate Administrator shall be under any obligation to exercise any of the trusts or powers vested in it by this Agreement or the Certificates or to make any investigation of matters arising hereunder or to institute, conduct or defend any litigation hereunder or in relation hereto at the request, order or direction of any of the Certificateholders, pursuant to the provisions of this Agreement, unless such Certificateholders shall have offered to the Trustee or the Certificate Administrator, as applicable, reasonable security or indemnity satisfactory to it, against the costs, expenses and liabilities which may be incurred therein or thereby...” Please revise the form of Pooling and Servicing Agreement, and elsewhere as necessary, to indicate that such restriction will not apply to the trustee’s or the certificate administrator’s duties in connection with actions relating to repurchase requests and dispute resolution.

The Registrant has revised the form of pooling and servicing agreement in response to the Staff’s comment.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Frank Polverino

cc: Andrew Snow (w/o enclosures)